UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 6-K

          REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2006

                       Commission File Number 001-04226

                         KERZNER INTERNATIONAL LIMITED
                (Translation of registrant's name into English)

                  Coral Towers, Paradise Island, The Bahamas
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F |_|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes |_| No |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes |_| No |X|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_| No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On August 29, 2006, Kerzner International Limited (the "Company") and Kerzner International North America, Inc. issued a press release announcing that they had extended the expiration date of the tender offer and consent solicitation relating to their 6 3/4% senior subordinated notes due 2015 to 5:00 p.m., New York City time, on August 30, 2006, unless extended to a later date or terminated. A copy of the press release is being furnished as Exhibit 99.1 hereto.

On August 31, 2006, the Company and Kerzner International North America, Inc. issued a press release announcing that they had extended the expiration date of the tender offer and consent solicitation relating to their 6 3/4% senior subordinated notes due 2015 to 5:00 p.m., New York City time, on August 31, 2006, unless extended to a later date or terminated. A copy of the press release is being furnished as Exhibit 99.2 hereto.

This Current Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form F-4 filed on July 2, 2004, File No. 333-129945,
(ii) the Registration Statement on Form F-3 filed on July 2, 2004, File No. 333-117110, (ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854, (iii) Form S-8 filed on December 10, 2004, File No. 333-121164, (iv) Form S-8 filed on October 11, 2002, File No. 333-100522, (v)
Form S-8 filed on December 7, 2000, File No. 333-51446 and (vi) Form S-8 filed on December 17, 1996, File No. 333-15409.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DATE: September 1, 2006                       KERZNER INTERNATIONAL LIMITED

                                              By:     /s/ Giselle M. Pyfrom
                                                      ------------------------
                                              Name:   Giselle M. Pyfrom
                                              Title:  Assistant Secretary

                                 EXHIBIT INDEX

Exhibit
Number         Description of Exhibit
----------     ---------------------------------------------------------------
99.1           Press Release on August 29, 2006: "Kerzner Extends Expiration
               Date of Tender Offer Relating to 6 3/4% Senior Subordinated
               Notes Due 2015"

99.2 Press Release on August 31, 2006: "Kerzner Extends Expiration Date of Tender Offer Relating to 6 3/4% Senior Subordinated Notes Due 2015"